

June 4, 2018

David Hopkins
President and Chief Executive Officer
Health-Right Discoveries, Inc.
18851 NE 29th Avenue, Suite 700
Aventura, Florida 33180

> **Re: Health-Right Discoveries, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2018**
> **File No. 333-224738**

Dear Mr. Hopkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

The Offering, page 5

1. We note your disclosures here that the selling shareholders will determine when and how they will sell the shares of common stock offered, and in the section entitled "Determination of Offering Price" that the actual price of the stock will be determined by prevailing market prices or by private negotiations. Please revise your disclosures to specify that the selling stockholders will sell the shares at a fixed price of $0.50 per share until a market develops. Please also clarify your disclosure on your prospectus cover and in the Plan of Distribution section that the selling stockholders will sell at the fixed price until a market develops. See Item 501(b)(3) of Regulation S-K.

Description of Capital Stock, page 33

2.   We note the arbitration provision in Article XI of your bylaws. Please clarify the scope of the provision and tell us whether it is intended to apply to claims made under the federal securities laws. Revise your disclosure accordingly.

Item 16. Exhibits, page 36

3.   We note that the auditor's consent refers to the registration statement as a "Post-Effective Amendment No. 1" although it is the initial filing of the registration statement. Please file a revised signed consent that clarifies the filing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Dale S. Bergman, Esq.